Exhibit 99.1

AMARIN CORPORATION PLC

LONDON, United Kingdom, July 31, 2007 Amarin Corporation plc (the "Company") has made a block listing application to the London Stock Exchange and the Irish Stock Exchange in respect of 820,343 ordinary shares of £0.05 each ("Ordinary Shares") in the capital of the Company to be admitted to trading on AIM and IEX, of which 175,000 Ordinary Shares are issuable from time to time following the exercise of warrants issued to Neurostat Pharmaceuticals Inc on April 27, 2007, 615,343 Ordinary Shares are issuable from time to time following the exercise of warrants issued in a registered direct offering of the Company’s Ordinary Shares on June 1, 2007, and 30,000 Ordinary Shares are issuable from time to time following the exercise of warrants issued to Proseed Capital Holdings CVA on June 21, 2007.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at www.amarincorp.com.  Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442

Rick Stewart	Chief Executive Officer

Alan Cooke	President & Chief Financial Officer

investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Davy
Fergal Meegan	+353 (0) 1 679 6363